UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

R.V.B. Holdings Ltd
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of Class of Securities)

M20512 10 5
(CUSIP Number)

 Orly Tsioni, Esq.
Yigal Arnon & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-608-7851

(Name, Address and Telephone Number of Person Authorized
To Receive Notices and communications)

March 24, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. M20512105	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON: Aviv Tzidon I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,461,760 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 2,461,760 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 1,111,111 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,572,871 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.0%1
14	TYPE OF REPORTING PERSON: IN

1
Based on 118,900,535 ordinary shares of R.V.B. Holdings Ltd. outstanding as of December 31, 2010, as reported in the Annual Report of R.V.B. Holdings Ltd. for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on February 14, 2011.

Explanatory Note

The following constitutes Amendment No.6 ("Amendment No.6") to the Schedule 13D filed by Aviv Tzidon with the Securities and Exchange Commission (the "SEC") on January 5, 2004  with respect to the Ordinary Shares, par value NIS 1.0 per share, of R.V.B. Holdings Ltd. (f/k/a BVR Systems (1998) Ltd.), as amended by Amendment No.1 to the Schedule 13D filed with the SEC on  November 3, 2004, as amended by Amendment No.2 to the Schedule 13D filed with the SEC on August 6, 2007, as amended by Amendment No.3 to the Schedule 13D filed with the SEC on September 16, 2010,  as amended by Amendment No.4 to the Schedule 13D filed with the SEC on December 20, 2010 and as amended by Amendment No. 5 to the Schedule 13D filed with the SEC on February 10, 2011 .  This Amendment No.6 amends the Schedule 13D as specifically set forth herein.  The purpose of this Amendment No.6 is to report on the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”) (as reported in the Schedule 13D/A filed on December 20, 2010).

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the following:

In accordance with the Agreement entered into between A.O. Tzidon (1999) Ltd. and Aviv Tzidon (collectively “Tzidon”) and Greenstone Industries Ltd. (“Greenstone”), dated December 12, 2010 (as reported in the Schedule 13D/A filed on December 20, 2010), Greenstone exercised its option to purchase control of the Issuer.  In accordance with the terms of the Agreement the number of shares purchased by Greenstone was determined by Tzidon and was set at 76,680,848 in addition to the transfer to Greenstone by Aviv Tzidon of options to purchase 1,800,000 Ordinary Shares of the Issuer. As part of the closing of the option exercise by Greenstone A.O. Tzidon (1999) Ltd. purchased from H.S.N. General Managers Holdings L.P. (“HSN”) 20,000,000 Ordinary Shares of the Issuer (as reported in the Schedule 13D/A filed on February 10, 2011) which constitute part of the shares sold by Tzidon to Greenstone.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b), (c) (d) and (e) are amended and restated as follows:

(a)
Aviv Tzidon is the beneficial owner of 1,000,000 Ordinary Shares of the Issuer and the indirect beneficial owner, through A.O. Tzidon (1999) Ltd., a company wholly owned by him, of 2,572,871 Ordinary Shares of the Issuer. Of the Ordinary Shares above detailed Tzidon has undertook to purchase from the Industrial Development Bank of Israel Ltd. (the “Industrial Bank”)1,111,111 Ordinary Shares of the Issuer prior to April 14, 2011 (as reported in the Schedule 13D/A filed on February 10, 2011), which brings to holdings of approximately 3% of the Issuer's outstanding securities in the aggregate, based on 118,900,535 Ordinary Shares outstanding as of December 31, 2010, as reported in the Annual Report of the Issuer for the fiscal year ended December 31, 2010, as filed with the SEC on February 14, 2011.

(b)
As of the date of the filing of this Statement Aviv Tzidon has voting power with respect to 2,461,760 Ordinary Shares, directly and through O.A. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon and in which he is the sole director and shared dispositive power in respect of 1,111,111 Ordinary Shares, in accordance with the agreement entered into with the  Industrial Bank pursuant to which Aviv Tzidon undertook to purchase from the Industrial Bank no later than April 14, 2011, 1,111,111 Ordinary Shares of the Issuer.

(c)
On March 24, 2011, Tzidon purchased from H.S.N. General Managers Holdings L.P. 20,000,000 Ordinary Shares of the Issuer (as reported in the Schedule 13D/A filed on February 10, 2011) and sold to Greenstone 76,680,848 Ordinary Shares of the Issuer in addition to the transfer to Greenstone of options to purchase 1,800,000 Ordinary Shares of the Issuer.

(d)
As of the date of the filing of this Statement, no person other than A.O. Tzidon and Aviv Tzidon have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.

(e)	As of March 24, 2011, Aviv Tzidon ceased to be a beneficial owner of more than five percent of the issued share capital of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: March 31, 2011

Aviv Tzidon Signature: (-)